Filed by Abra Financial Holdings, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: March 18, 2026

On March 18, 2026, Abra Financial Holdings, Inc., party to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, through its social media account, retweeted the following third-party news articles on X (Twitter):

Post 1

Crypto wealth platform Abra to go public through $750 million SPAC deal

The transaction is expected to deliver as much as $300 million in cash, which will be used to expand the company’s institutional crypto lending, yield and custody offerings.

What to know:

Crypto wealth platform Abra said it plans to public on Nasdaq through a $750 million SPAC merger with New Providence to expand its services.

The transaction is expected to deliver as much as $300 million in cash, which will be used to add to its institutional crypto lending, yield and custody offerings.

Following settlements with U.S. regulators over past offerings, Abra shut down its retail operations and now exclusively serves institutional and high-net-worth clients.

Crypto wealth platform Abra said it plans to go public through a merger with special purpose acquisition company New Providence Acquisition Corp. III in a deal that values the firm at $750 million.

The combined company will be renamed Abra Financial Inc. and is expected to list on Nasdaq under the ticker ABRX, according to an announcement.

The transaction could deliver as much as $300 million in cash from the SPAC’s trust account, though the final amount depends on shareholder redemptions and deal expenses.

Founded in 2014 and based in San Francisco, Abra provides a range of services for crypto investors. Its platform allows institutions, registered investment advisers, family offices and wealthy individuals to store crypto, trade hundreds of tokens, earn yield and borrow against holdings.

Assets sit in segregated accounts called vaults rather than on the company’s balance sheet. The firm operates an SEC-registered investment adviser and frames its services as a bridge between traditional wealth management and crypto markets.

Abra said proceeds from the transaction will support product development, hiring and expansion into areas such as tokenized real-world assets and decentralized finance.

The company reported “hundreds of millions of dollars in assets” under management and aims to exceed $10 billion by 2027.

Abra was founded by CEO Bill Barhydt as a mobile crypto wallet and remittance app aimed at retail users. During the last crypto bull cycle, the company expanded into lending and yield products through its Abra Earn program and raised $55 million in 2021 from investors including Blockchain Capital, Pantera Capital and RRE Ventures.

The company shifted strategy after regulators challenged parts of its lending business. In 2023 and 2024, Abra reached settlements with U.S. state regulators and the Securities and Exchange Commission tied to unregistered lending and securities offerings.

The firm shut its U.S. retail operations and returned funds to customers before rebuilding the business around institutional and high-net-worth clients through its SEC-registered investment arm, Abra Capital Management.

The proposed merger is pending approval from shareholders and regulators before closing.

Post 2

Crypto Firm Abra to Go Public on Nasdaq in $750 Million SPAC Deal

Crypto wealth manager Abra is going public at a $750 million valuation—but regulators have repeatedly taken issue with how it does business.

In brief

●	Abra will list on Nasdaq as ABRX via a $750 million SPAC deal with New Providence Acquisition Corp. III.

●	The firm targets over $10 billion in AUM by 2027, pitching itself as the first publicly traded SEC-registered digital asset RIA.

●	Abra has faced multiple regulatory actions, including SEC and CFTC fines and an $82 million multi-state settlement.

Abra Financial Holdings, the San Francisco-based digital asset wealth management platform, said Monday it will go public through a business combination with New Providence Acquisition Corp. III, a special purpose acquisition company trading on Nasdaq under the ticker NPACU.

The combined company is expected to list on Nasdaq under the ticker symbol ABRX, the company said in a press release.

The transaction values Abra at $750 million on a pre-money basis. The firm’s existing investors, including Adams Street, Blockchain Capital, Pantera Capital, RRE Ventures, and SBI, will roll 100% of their stakes into the combined entity.

New Providence’s trust holds up to $300 million in cash, subject to shareholder redemptions, which would serve as growth capital for the combined company.

Abra is positioning itself as the first publicly traded company with an SEC-registered investment advisor focused on digital asset wealth management, offering services including custody, trading, yield strategies, and collateralized lending. The company is targeting over $10 billion in assets under management by the end of 2027.

“Our aim is to bring institutional-grade on-chain crypto wealth management products to investors worldwide within a regulated and transparent framework,” Abra CEO Bill Barhydt said in the press release.

The announcement, however, comes against a backdrop of repeated run-ins with federal and state regulators.

In July 2020, both the SEC and the CFTC took action against Abra. The SEC charged the company with offering and selling unregistered security-based swaps to retail investors, and the CFTC found it had entered into illegal off-exchange swaps in digital assets and foreign currency. The firm paid $300,000 in combined fines—$150,000 to each agency—in 2024 to settle the charges.

Then, in August 2024, the SEC filed now-settled charges against Abra’s subsidiary Plutus Lending LLC for failing to register its retail crypto lending product, Abra Earn, and for operating as an unregistered investment company for at least two years. At its peak, the Abra Earn program held approximately $600 million in assets, with nearly $500 million coming from U.S. investors.

Separately, the San Francisco-based firm agreed in June 2024 to repay customers $82 million in crypto as part of a settlement with 25 states for operating without a license. The Texas State Securities Board also filed an enforcement action against Abra and its CEO regarding Abra Earn for alleged securities fraud in 2023.

In response to the SEC settlement, Abra stated that no consumers were harmed and that all assets for U.S. Earn customers, including accrued interest, were transferred to their Abra Trade accounts in 2023.

At the time of writing, NPACU, the shell company taking Abra public, has gained 0.91% since the opening bell in New York and was trading for $10.51 per share.

Post 3

Abra to go public via SPAC merger at $750 million valuation

Quick Take

■	Digital asset wealth management platform Abra plans to become a public company through a business combination with New Providence Acquisition Corp. III.

■	The transaction values Abra at $750 million pre-money and could deliver up to $300 million in cash held in trust, subject to shareholder redemptions.

Abra Financial Holdings has agreed to go public through a business combination with special purpose acquisition company New Providence Acquisition Corp. III, according to an announcement on Monday.

The deal values Abra at a $750 million pre-money equity valuation and would result in the combined entity, to be renamed Abra Financial Inc., listing on Nasdaq under the ticker symbol “ABRX.”

The transaction could provide Abra with significant growth capital, including up to $300 million of cash currently held in New Providence’s trust account, subject to reductions from shareholder redemptions. Existing Abra investors — including Adams Street, Blockchain Capital, Pantera Capital, RRE Ventures, and SBI — will roll 100% of their equity into the combined company, according to the release.

The combined company targets high-net-worth investors, institutions, family offices, and registered investment advisors operating within the broader $100 trillion wealth management market.

Targeting digital asset growth

In a statement, founder and CEO Bill Barhydt said the firm aims to build institutional-grade crypto wealth management products within a regulated framework.

“We believe that Bitcoin, stablecoins, and the tokenization of real-world assets are quickly becoming the backbone of the future financial system,” Barhydt said. He added that demand for crypto-backed loans, stablecoin-based yield, and other digital asset services is expected to grow in the coming years.

Abra’s platform includes services such as segregated digital asset custody, trading across hundreds of digital assets, collateralized lending, and advisory services. The firm said it currently manages “hundreds of millions of dollars” in assets under management and said it is targeting more than $10 billion in AUM by the end of 2027.

Alex Coleman, co-chairman of New Providence, described the deal as an opportunity to invest in a company operating at the intersection of digital assets and personal finance. “Abra represents a compelling opportunity to invest in a pioneering company with unique technology, access to a growing customer base, and a flexible and scalable business model that addresses the future of wealth management and financial technology,” Coleman said. “We believe Abra is poised for significant and sustained growth as the world moves to a tokenized and digital assets-based financial system.”

Under the agreement, Abra equity holders are expected to retain a majority stake in the combined company after the transaction closes. The deal has already been approved by the boards of both companies, but will still require approval from shareholders and is subject to customary closing conditions.

Disclaimer: The Block is an independent media outlet that delivers news, research, and data. As of November 2023, Foresight Ventures is a majority investor of The Block. Foresight Ventures invests in other companies in the crypto space. Crypto exchange Bitget is an anchor LP for Foresight Ventures. The Block continues to operate independently to deliver objective, impactful, and timely information about the crypto industry. Here are our current financial disclosures.

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

SPAC, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

This communication is not a substitute for the Registration Statement or for any other document that SPAC and Abra may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). SPAC’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.